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Exhibit 12.1

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

	As of September 30,	As of and for the Year ended December 31,
	2003	2002	2001	2000	1999	1998
	(US$ in millions except ratios)
Earnings:
Pre-tax income before minority interests	520	484	264	71	(16)	176
plus: Fixed charges	197	210	267	273	224	203
Amortization of capitalized interest	9	6	5	4	3	3
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—
less: Capitalized interest	(6)	(6)	(15)	(5)	(6)	(16)
Preferred stock dividends	(3)	(5)	(10)	—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Earnings	717	689	511	343	205	366
Fixed Charges:
Capitalized interest	6	6	15	5	6	16
Expensed interest	168	177	225	254	206	180
plus: Amortized premiums, discounts and capitalized debt expenditures	6	4	1	1	1	1
Estimate of interest within rental expense	14	18	16	13	11	6
Preferred stock dividends	3	5	10	—	—	—

Fixed charges	197	210	267	273	224	203
Ratio of Earnings/Fixed Charges(1)	3.64	3.28	1.91	1.26	0.92 (2)	1.80

(1)
For the purpose of determining the Ratio of Earnings to Fixed Charges, earnings are defined as income before taxes plus fixed charges and amortization of capitalized interest less capitalized interest and preferred stock dividend requirements. Fixed charges consist of interest expense (capitalized and expensed), amortization of deferred debt issuance costs, portion of rental expense that is representative of the interest factor and preferred stock dividend requirements of majority-owned subsidiaries.

(2)
Earnings were inadequate to cover fixed charges by $19 million.

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Statement Regarding Computation of Ratios of Earnings to Fixed Charges